Exhibit 8.1
List of Subsidiaries of Telefônica Brasil S.A.

Subsidiaries	2022
Terra Networks Brasil S.A.	100%
Telefônica Transportes e Logística LTDA	100%
POP Internet Ltda.	100%
Vivo Money Credit Rights Investment Fund	100%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.	100%
Vivo Ventures Fundo de Investimento em Participações Multiestratégia	98.00%
Telefônica Cloud e Tecnologia do Brasil	50.01%
Telefônica IoT, Big Data e Tecnologia do Brasil S.A.	50.01%
Aliança Atlântica Holding B.V.(1)	50.00%
Companhia AIX de Participações(1)	50.00%
Companhia ACT de Participações(1)	50.00%
VivaE Educação Digital S.A.(1)	50.00%
FiBrasil Infraestrutura e Fibra Ótica S.A.(1)	25.01%

(1)    jointly controlled
1